UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

George Foreman Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
372481101
(CUSIP Number)
Morgan, Lewis & Bockius LLP
77 West Wacker Drive
Chicago, IL 60601-5094
Attention: Neal Aizenstein, Esq.
(312) 324-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372481101

1	NAMES OF REPORTING PERSONS George Foreman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,529,790

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		269,963

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,529,790

WITH	10	SHARED DISPOSITIVE POWER

		269,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,799,753 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	35.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	372481101

1	NAMES OF REPORTING PERSONS George Foreman Productions, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		269,963

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		269,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	269,963

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	372481101
NOTE: This Schedule 13D/A2 amends and supplements the Schedule 13D dated August 15, 2005 (the “Schedule 13D)”), filed with the Securities and Exchange Commission by George Foreman and George Foreman Productions, Inc., a Nevada corporation (“GFP”), as amended by Amendment No. 1 thereto filed with the Commission on November 25, 2005, with respect to the common stock, par value $0.01 per share (“Common Stock”), of George Foreman Enterprises, Inc. (the “Company”) and with respect to certain membership interests (“Membership Interests”) in George Foreman Ventures LLC, a Delaware corporation and majority owned subsidiary of the Company (“GFV LLC”). Defined terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) This Schedule 13D is being filed by George Foreman and George Foreman Productions, Inc. (“GFP”, and together with George Foreman, the “Reporting Persons”). GFP a Nevada corporation and the address of its principal office is 4402 Walham Court, Kingwood, Texas 77345. GFP’s principal business consists of the management of appearances, artistic and entertainment endeavors, licensing and other matters relating to George Foreman. George Foreman’s address is 4402 Walham Court, Kingwood, Texas 77345. George Foreman is a former world heavyweight boxing champion, and his current businesses include product endorsements and licensing. George Foreman is the President, Secretary and Treasurer of GFP, the sole director of GFP and GFP’s only executive officer. In addition, George Foreman served as Co-Chairman of the Company and as a member of the Board of Directors of the Company from August 15, 2005 until his resignation on May 28, 2010.
(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) George Foreman is a citizen of the United States of America.
ITEM 4. PURPOSE OF TRANSACTION
Pursuant to a series of agreements dated August 15, 2005, the Reporting Persons contributed exclusive rights to the future use of the intellectual property held by them to GFV LLC, as consideration for limited liability company membership interests (the “Membership Interests”) representing, in the aggregate, a 50% interest in profits and losses of all other businesses of licensing business of GFV LLC and a 15% interest in profits and losses of all other business of GFV LLC (including any operating businesses that may be created). The Membership Interests of the Reporting Persons are exchangeable, on or after February 15, 2006, for 1,799,753 shares of Common Stock of the Company. The intellectual property contributed by the Reported Persons was conveyed pursuant to an Assignment Agreement dated August 15, 2005, which is Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference. GFV LLC is governed by an Amended and Restated Limited Liability Company Agreement, which is Exhibit 10.5 to this Schedule 13D and is incorporated herein by reference.

CUSIP No.	372481101
Concurrently with this contribution and the issuance of Membership Interests, the Company authorized and issued shares of its Series A Preferred Stock, which stock entitles the holders thereof to designate two of the six directors of the Company. The issued shares of Series A Preferred Stock were issued to a trust established for the benefit of George E. Foreman, Jr. and George E. Foreman III, whose father is George Foreman. George E. Foreman, Jr. and George E. Foreman III are also the trustees of the trust, and are officers of GFV LLC. George Foreman and George E. Foreman, Jr. were elected by the trust to serve as its two designated directors of the Company immediately after the closing of the contribution and issuance described above.
Pursuant to a Registration Rights Agreement entered into concurrently with the contribution and issuance of Membership Interests described herein, the Reporting Persons have been granted demand and piggyback registration rights, and have been granted the right to cause preferred stock of the Company with an aggregate liquidation preference of $1 million to be issued to them if a market capitalization target of $20 million for the Company is not achieved three years of the closing of the transactions described herein. The Registration Rights Agreement is Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.
In connection with the foregoing, GFP entered into a Services Agreement with GFV LLC providing for the provision and performance by George Foreman of specified services to GFV LLC in connection with its exploitation of the contributed intellectual property. The Services Agreement is Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.
In addition to the foregoing agreements, the Reporting Persons entered into an Investor Rights Agreement committing them to vote any securities of the Company held by them in favor of the election as directors of the Company of the two persons designated by the persons who were serving as directors of the Company immediately prior to the closing of the transactions described herein, and in favor of two independent directors to be mutually agreed upon. The Investor Rights Agreement, and a related Agreement among the Reporting Persons, Jewelcor Management, Inc. and Seymour Holtzman (the CEO and a Co-Chairman of the Company and the President of Jewelcor Management, Inc.), also provide for certain transfer restrictions, first refusal and other rights described therein. The Investor Rights Agreement is Exhibit 10.4 to this Schedule 13D and is incorporated herein by reference. The related Agreement among the Reporting Persons, Jewelcor Management, Inc. and Seymour Holtzman is Exhibit 10.6 to this Schedule 13D and is incorporated herein by reference.
On May 28, 2010, George Foreman, the Co-Chairman of the Company, and George Foreman, Jr., a Director of the Company resigned as members of the Board of Directors of the Company and all other officer positions with the Company. George Foreman and George Foreman, Jr. also resigned as members of the Board of Managers of GFV LLC and from all officer positions with GFV LLC.

CUSIP No.	372481101
On May 28, 2010, the Reporting Persons, on the one hand, and the Company and GFV LLC, on the other hand, entered into an Agreement which restructures the contractual rights and obligations of the parties. In connection with the Agreement, (1) the Company and GFV LLC reassigned to the Reporting Persons the intellectual property previously contributed to GFV LLC, (2) the Reporting Persons licensed certain intellectual property and agreed to provide certain services to GFV LLC, (3) the parties terminated all rights and obligations of the parties under the Assignment Agreement, the Services Agreement and the Investors Rights Agreement, (4) the Reporting Persons waived any right to receive preferred stock of the Company under the Registration Rights Agreement and (5) the Reporting Persons exchanged all of their Membership Interests for 1,799,753 shares of Common Stock of the Company as provided in the Investor Rights Agreement. A copy of such Agreement is attached as Exhibit 10.7 to this Schedule 13D and is incorporated herein by reference.
George Foreman, GFV LLC and United States Pharmaceutical Group, LLC (d/b/a NationsHealth) entered into an Agreement on May 28, 2010 pursuant to which George Foreman was appointed as NationsHealth’s exclusive spokesperson for core diabetic supplies and Foreman granted NationsHealth an exclusive worldwide license to use the Foreman name, likeness, image and signature in connection with advertising to provide the core diabetic supplies. This Agreement was also agreed to and acknowledged by the Company. A copy of such Agreement is attached as Exhibit 10.8 to this Schedule 13D and is incorporated herein by reference.
Each of the Reporting Persons intend to review and evaluate his or its investment in the Common Stock of the Company on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, determine to increase, decrease, or dispose of his or its holdings of Common Stock.
Each of the Reporting Persons, may purchase additional shares of Common Stock from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Each of the Reporting Persons also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Common Stock depending on the considerations described above, as well as liquidity and diversification objects. In addition, the Reporting Persons may make gifts (including gifts to charities) of Common Stock from time to time.
The Reporting Persons intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to their shares of Common Stock. In addition, George Foreman served as Co-Chairman and as a member of the Board of Directors of the Company from on August 15, 2005 until his resignation on May 28, 2010.
Except as indicated herein, no Reporting Person, as a stockholder of the Company, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.	372481101
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As a result of the exchange of his Membership Interest in GFV LLC into shares of Common Stock, Mr. Foreman beneficially owns 1,529,790 shares of Common Stock. Because Mr. Foreman owns all of the outstanding securities of GFP, he may also be deemed to indirectly beneficially own all of the Common Stock beneficially owned by GFP. Accordingly, Mr. Foreman may be deemed to indirectly beneficially own the 269,963 shares of Common Stock which GFP acquired upon exchange of its Membership Interest into shares of Common Stock.
Consequently, George Foreman may be deemed to beneficially own a total of 1,799,753 shares of Common Stock. Based on 3,289,006 shares of Common Stock outstanding on November 19, 2008 as reported in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, and after giving effect to the issuance of an aggregate of 1,799,753 shares of Common Stock in exchange for the Membership Interests, Mr. Foreman may be deemed to beneficially own approximately 35.4% of the outstanding Common Stock.
Based on 3,289,006 shares of Common Stock outstanding on November 19, 2008, and after giving effect to the issuance of an aggregate of 1,799,753 shares of Common Stock in exchange for the Membership Interests, GFP beneficially owns approximately 5.3% of the outstanding Common Stock.
(b) Mr. Foreman has sole voting and dispositive power over 1,529,790 shares of Common Stock and shared voting and dispositive power over 269,963 shares of Common Stock. GFP has shared voting and dispositive power over 269,963 shares of Common Stock. The information set forth in Item 4 is hereby incorporated by reference into this Item 5.
(c) During the last 60 days or since the most recent filing on Schedule 13D (whichever is less), none of the Reporting Persons has had any transactions in Common Stock.
(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Company reported on this Schedule 13D.
(e) Not applicable.
The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the

CUSIP No.	372481101
Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing summary is qualified in its entirety by reference to the full text of Exhibits 10.1 through 10.8, inclusive, to this Schedule 13D, which exhibits are incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

10.1
Assignment Agreement dated August 15, 2005 among George Foreman Ventures LLC, George Foreman and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed August 18, 2005).

10.2
Services Agreement dated August 15, 2005 among George Foreman Ventures LLC and George Foreman Productions, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed August 18, 2005).

10.3	Registration Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed August 18, 2005).

10.4	Investor Rights Agreement dated August 15, 2005 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed August 18, 2005).

10.5
Amended and Restated Limited Liability Company Agreement of George Foreman Ventures LLC dated August 15, 2005 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Company filed August 18, 2005).

10.6	Agreement dated August 15, 2005 among George Foreman, George Foreman Productions, Inc., Management, Inc. and Seymour Holtzman.

10.7
Agreement dated as of May 28, 2010 by and among George Foreman Productions, Inc. and George Foreman, on the one hand, and George Foreman Ventures LLC and George Foreman Enterprises, Inc., on the other hand (incorporated by reference to Exhibit 10.1 to the Current Report on form 8-K of the Company filed June 4, 2010).

10.8
Agreement dated as of May 28, 2010 by and among George Foreman, United States Pharmaceutical Group, LLC and George Foreman Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed June 4, 2010).

99.1	Joint Filing Agreement between George Foreman and George Foreman Productions, Inc. dated as of August 22, 2005 (incorporated by reference to Exhibit 24.1 to the Schedule 13D).

CUSIP No.	372481101
SIGNATURES
After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
June 8, 2010

/s/ George Foreman
George Foreman

GEORGE FOREMAN PRODUCTIONS, INC.
By:	/s/ George Foreman
George Foreman, President, Secretary and Treasurer of George Foreman Productions, Inc.